UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited

(Translation of registrant’s name into English)

65 Front Street

Hamilton, HM 12

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto as Exhibit 99.1 is The Bank of N.T. Butterfield & Son Limited’s Pillar 3 Disclosures for the six months ended June 30, 2016 and prepared pursuant to the Basel III risk and capital management standards.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2016	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Risk and Capital Management — Pillar 3 Disclosures for six months ended June 30, 2016